SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

October 2009

Commission File Number: 333-153452

ECOPETROL S.A.
(Exact name of registrant as specified in its Charter)

Carrera 7 No. 37 – 69
BOGOTA – COLOMBIA
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  October 22, 2009

Ecopetrol S.A.

By:	/s/ Adriana M. Echeverri
Name:	Adriana M. Echeverri
Title:	Chief Financial Officer

PRESS RELEASE

ECOPETROL S.A ANNOUNCES REFINERÍA DE CARTAGENA’S MODERNIZATION PROJECT

Ecopetrol S.A. attaches hereto an announcement made by its subsidiary Refinería de Cartagena S.A. on October 21, 2009 regarding the project to expand and modernize the Cartagena refinery.

Bogotá, Colombia October 22, 2009

Ecopetrol is Colombia’s largest integrated oil company and is among the top 40 oil companies in the world and the four largest oil companies in Latin America. Besides Colombia, where it accounts for 60% of total production, the Company is involved in exploration and production activities in Brazil, Peru and the United States (Gulf of Mexico). Ecopetrol has the principal refinery in Colombia, most of the network of oil and multiple purpose pipelines in the country, and it is considerably increasing its participation in biofuels.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

Contact us for any additional information:

Investor Relations
Alejandro Giraldo
Phone: +571-234-5190
Email: investors@ecopetrol.com.co

Media Relations (Colombia)
Mauricio Téllez
Phone: + 571-2345377
Fax: +571-2344480
Email: mtellez@ecopetrol.com.co

 Dirección de Relacionamiento con el Inversionista Tel: 2345190 – Fax: 2345648    investors@ecopetrol.com.co
www.ecopetrol.com.co

PRESS RELEASE

Website: www.ecopetrol.com.co

EXTERNAL COMMUNICATION

APPROVAL OF THE PROJECT
TO EXPAND AND MODERNIZE THE CARTAGENA REFINERY

The Board of Directors of Refinería de Cartagena S.A. (“Reficar”), during its meeting on October 20, 2009, approved the execution of a project to expand and modernize the Cartagena Refinery (“Cartagena Refinery” or “Refinery”).  The Board of Directors set forth the technical aspects of the modernization project.  It also authorized continuing with detailed engineering works, construction works and purchases for the project.

The project, which is expected to be completed during the first half of 2013 and requires an estimated $3.8 billion dollar investment, will transform the Cartagena Refinery into one of the most modern refineries of its kind.  It will double the Refinery’s current capacity to 165,000 barrels of crude oil per day and enable the achievement of (i) a high conversion rate, (ii) a recovery of valuable products rate greater than 95% and (iii) the production of fuels with low sulfur content.

In addition, the modernized Refinery will allow integration with the petrochemical industry and will allow Reficar to offer a basket of competitive products in premium markets, meeting the highest national and international environmental standards.

Refinería de Cartagena S.A.

Bogotá, October 21, 2009

 Dirección de Relacionamiento con el Inversionista Tel: 2345190 – Fax: 2345648    investors@ecopetrol.com.co
www.ecopetrol.com.co